SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 19, 2013

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated December 19, 2013, entitled “Syneron Medical and Iluminage Beauty Announce Expanded Indication for the me™ Brand of Home-use Hair Removal Systems.”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250), on January 15, 2010 (Registration No. 333-164351) and on December 9, 2013 (Registration No. 333-192729).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: Chief Financial Officer

Date: December 19, 2013

Syneron Medical and Iluminage Beauty Announce Expanded Indication for
the me™ Brand of Home-use Hair Removal Systems

me™ brand now FDA cleared for permanent reduction in hair growth

Yokneam, Israel and New York, NY, December 19, 2013 – Syneron Medical Ltd. (NASDAQ: ELOS), the global market leader in aesthetic medical devices, and Iluminage Beauty, a leading provider of home beauty devices, announced today that the me™ brand of home-use hair removal systems, which utilize Syneron’s proprietary elōs technology, received an expanded indication for use from the United States Food and Drug Administration (FDA) for permanent reduction in hair growth. The me™ brand is owned and sold by Iluminage Beauty, Syneron’s global joint venture in home beauty devices.

Shimon Eckhouse, Chief Executive Officer of Syneron Medical, said, “The additional indication for permanent reduction in hair growth for the me home-use hair removal system is another positive milestone in the application of our proprietary elōs technology in the home-use market. It builds on its position as the first and only FDA cleared consumer hair removal technology that is approved for all skin tones, further differentiating it from the competition.”

Fabian Tenenbaum, Chief Executive Officer of Iluminage Beauty, said, “There has been strong adoption of the me system in the U.S. since its initial launch at the beginning of the year. The expanded indication, along with our new joint venture, will position us to continue increasing awarenss of the me system among consumers and partners.”

For more information on the me™ brand of home-use hair removal systems, please visit www.mePower.com.

About Syneron Medical
Syneron Medical Ltd. is a leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, improving the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the U.S. The company markets, services and supports its products in 86 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

For additional information, please visit http://www.syneron-candela.com.

About Iluminage Beauty
Iluminage Beauty is a global joint venture in home beauty devices owned by Unilever Ventures and Syneron Medical Ltd. It combines Unilever’s global experience in the development and marketing of consumer beauty products and Syneron Medical’s expertise in professional aesthetic device technology.

Forward-Looking Statements
This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements include the expectations, plans and prospects for the Company, including potential increased product and market awareness. The statements made by the Company are based upon management's current expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include market conditions and other factors beyond the Company's control and the risk factors and other cautionary statements described in the Company's filings with the SEC, including those described in the Company's most recent Annual Report on Form 20-F, and the other factors described in the filings that Syneron Medical makes with the SEC. The Company does not intend to update these statements and undertakes no duty to any person to provide any such update under any circumstance.

Contacts:

Hugo Goldman, Chief Financial Officer, Syneron Medical
Email: hugo.goldman@syneron.com

Fabian Tenenbaum, Chief Executive Officer, Iluminage Beauty
Email: Fabian.tenenbaum@syneron.com

Zack Kubow, The Ruth Group
646-536-7020
Email: zkubow@theruthgroup.com